March 22, 2004


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C.  20549

     Re:       Application/Declaration on Form U-1-A by Northeast
               Utilities (File No. 70-10216)

Ladies and Gentlemen:

Northeast Utilities respectfully withdraws its Application/Declaration on Form U-1-A in File No. 70-10216, as amended, originally filed
March 19, 2004. This application was inadvertently filed under the incorrect file number.

Please contact Leonard Rodriguez, Senior Counsel, at (860) 665-3881 with any questions or comments with respect to this application/declaration withdrawal.




                         /s/ Leonard Rodriguez
                         Leonard Rodriguez
                         Senior Counsel
                         Northeast Utilities Service Company